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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



03021663

une 9, 2003

Act	Securities Exchange Act of 1934
Section	10(a)
Rule	10a-1
Public Availability	June 9, 2003

Jon Kroeper
Instinet Group Inc.
3 Times Square
New York, NY 10036

Re: Rule 10a-1; Exemptive Relief under Short Sale Rule

Dear Mr. Kroeper:

In your letter dated June 9, 2003, as supplemented by telephone conversations with the staff, you request exemptive relief regarding Rule 10a-1 under the Securities Exchange Act of 1934 (Exchange Act) for customers of Instinet Corporation (Instinet) that seek to execute short sale transactions in a pre-opening, volume-weighted average price cross (VWAP Cross). This response is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in this response has the same meaning as defined in your letter, unless otherwise noted.

Response:

Rule 3b-3 under the Exchange Act defines the term "short sale," and Rule 10a-1 governs short sales generally. Paragraph (a) of Rule 10a-1 applies to short sales of any exchange-listed security, if transactions in such security are reported pursuant to an "effective transaction reporting plan" (Listed Security). A short sale of a Listed Security may not be effected at a price either: (1) below the last reported price of a transaction reported in the consolidated transaction reporting system (minus tick); or (2) at the last reported price if that price is lower than the last reported different price (zero-minus tick).

Absent an exemption, short sales of Listed Securities effected by Instinet's customers on a VWAP basis must comply with paragraph (a)(1) of Rule 10a-1. The final execution price of such VWAP short sale transactions by Instinet's customers may be on a minus tick or a zero-minus tick with respect to the last sale in the consolidated transaction reporting system. Transactions under such circumstances in exchange-listed securities would not comply with Rule 10a-1. You state that due to the passive nature of the Instinet VWAP Cross and the manner in which the VWAP will be determined, the types of abuses the short sale rule is intended to address (i.e., destabilizing and manipulative activity) would not be present with respect to Instinet's VWAP Cross. You further state that all short sale orders would be appropriately marked. You also note that the orders in the Instinet VWAP Cross would be matched in the pre-opening period, and the execution price of the matched orders would not be determined until after the close of regular trading when the VWAP is calculated. In this regard, the short sale orders effected by Instinet's customers in the VWAP Cross would not participate in the determination of the VWAP. You also state that the trades that would be used in calculating the VWAP would be subject to Rule 10a-1.

Based upon your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from paragraph (a)(1) of Rule 10a-1 to permit short sales effected by Instinet's customers in the pre-opening VWAP Cross without complying with the "tick" provisions of the rule, subject to the following conditions:

1. Persons relying on this exemption may not enter pre-arranged matching sale and purchase orders in the VWAP Cross.

2. Transactions effected in the VWAP Cross shall not be made for the purpose of creating actual, or apparent, active trading in or otherwise affecting the price of any security.

3. Instinet's customers will be allowed to effect exempt short sale transactions in the VWAP Cross if the subject Listed Security qualifies as an "actively-traded security" or is one of the securities that comprise the S&P 500 Index.[1] Where the subject Listed Security is *not* an "actively-traded security" or a S&P 500 Index security, the proposed short sale transaction will be permitted only if it is conducted as part of a basket transaction of 20 or more securities in which the subject Listed Security does not comprise more than 5% of the value of the basket traded.

4. Instinet shall maintain and provide the Division of Market Regulation, upon request, separately retrievable written records pertaining to each exempt short sale transaction effected in the VWAP Cross, including the date, time, security, price, and size of each transaction.

The foregoing exemption from Rule 10a-1 is based solely on your representations and the facts you have presented to the staff, and is strictly limited to the application of this rule to transactions under the circumstances described above. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. The exemption granted herein is subject to modification or revocation if at any time the Commission determines that such action is necessary

[1] For purposes of this exemption, actively-traded securities must have an average daily trading volume (ADTV) value of at least $1 million and be issued by an issuer with a public float value of at least $150 million. For purposes of this letter, the ADTV shall be calculated in reference to the date on which the proposed VWAP Cross is to take place.

or appropriate in furtherance of the purposes of the Exchange Act. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other applicable provisions of the federal or state securities laws must rest with Instinet and with participants effecting transactions in the VWAP Cross. The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the applicability of other federal and state laws to the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,



James Brigagliano
Assistant Director

Attachment

Instinet
A REUTERS COMPANY

INSTINET GROUP INCORPORATED
3 Times Square
New York, NY 10036

Jon Kroeper
First Vice President and
Associate General Counsel
Tel 212.310.9500
Dir 202.898.8438
Fax 202.789.2261

June 9, 2003

Mr. James Brigagliano
Assistant Director
U.S. Securities and Exchange Commission
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549-1001

Re: Exemptive Request under Section 10(a) of the Securities Exchange Act of 1934 and Rule 10a-1 Thereunder

Dear Mr. Brigagliano:

On behalf of Instinet Corporation ("Instinet"), we hereby request that the Securities and Exchange Commission ("Commission") grant an exemption from the tick test requirements of Rule 10a-1 (the "Rule") under the Securities and Exchange Act of 1934, as amended ("Act"), pursuant to the Commission's authority under Rule 10a-1(f) of the Act. The requested exemption is for Instinet's customers that execute transactions through Instinet Crossing's pre-opening MarketMatch™ volume-weighted average price ("VWAP") cross ("MarketMatch VWAP Cross"). Instinet is requesting this exemption in connection with the implementation of a significant upgrade to the MarketMatch VWAP Cross technology infrastructure. Instinet is a broker-dealer registered with the Commission under Section 15 of the Act and operates an alternative trading system, which encompasses the operations of Instinet Crossing, including the MarketMatch VWAP Cross.

I. Description of the MarketMatch VWAP Cross

Instinet has been operating the MarketMatch VWAP Cross since 1991.[1] The MarketMatch VWAP Cross takes place in the morning before the regular trading session begins at 9:30 a.m.

[1] Instinet provided the Commission's Division of Market Regulation ("Division") with a description of the MarketMatch VWAP Cross in accordance with Instinet's then-existing no-action letter regarding non-registration

(all times hereinafter refer to EST) among customer orders submitted prior to that time ("pre-opening period"). At the time the match is run prior to 9:30 a.m., a proprietary algorithm will attempt to match the maximum number of shares (buying and selling interest in a given stock).[2] After the MarketMatch VWAP Cross is run, customers will receive either manual or electronic reports from Instinet indicating the results of their matched orders, including the share volume.[3] After the close of regular trading on the primary and regional exchanges and in the over-the-counter market at 4:00 p.m., trades in exchange-listed securities matched during the pre-opening period will be priced based on the VWAP in that security during the regular trading session (i.e., 9:30 a.m. to 4:00 p.m.).[4]

The VWAP for each exchange-listed security will be determined by: (1) calculating raw values for regular trading session trades reported by the Consolidated Tape Association ("CTA") during the regular trading session by multiplying each such price by the total number of shares traded at that price; (2) compiling an aggregate sum by adding each calculated raw value; and (3) dividing the aggregate sum by the total number of reported shares for the regular trading session in the security.[5] VWAP trades will be reported to the CTA through the facilities of a self-regulatory organization within 90 seconds after calculation of the VWAP (at approximately 4:15 p.m.).

Short sale orders in exchange-listed securities effected in the VWAP Cross will not be used in determining the VWAP. Clients whose orders have been effected in the VWAP Cross would use the results of the VWAP Cross in determining their long or short status for the stock for the remainder of the trading day immediately upon notification by Instinet of the results.

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with the Commission as a national securities exchange, which was conditioned on Instinet's provision of 30 days advance notice of material changes to the Instinet system. See Letters from Charles R. Hood, V.P. and General Counsel, Instinet Corporation, to Gordon Fuller, Esq., Division, SEC, dated June 19, 1991 and October 28, 1991. Instinet specifically stated that the MarketMatch VWAP Cross would not accept short sale orders, although it reserved the right to seek an exemption from the Rule for MarketMatch transactions at a future time. Id. The Division staff subsequently confirmed that the operation of the MarketMatch VWAP Cross as represented in Instinet's letters was consistent with Instinet's exchange registration no-action letter. See Letter from Alden S. Adkins, Chief, Office of Automation and International Markets, Division, to Charles R. Hood, V.P. and General Counsel, Instinet, dated December 6, 1991. The Commission subsequently eliminated the no-action letter approach to the regulation of alternative trading systems such as that operated by Instinet with its revised interpretation of the term "exchange" under the Act and adoption of Regulation ATS in 1998.

[2] Instinet's proprietary algorithm operates on a size priority basis, generally allocating available liquidity proportionally to the size of orders entered into the MarketMatch VWAP Cross, while taking into account minimum fill restrictions entered by customers in determining allocations.

[3] As an execution price will not become available until the VWAP is determined after the close of the regular trading session, these reports to customers will include the prior trading day's closing price as an indicative price for the trade, rather than leaving the price field blank. Instinet will inform the clients that the actual price of their trade will be the VWAP as determined after the close of the regular trading session for that day.

[4] If a stock does not trade for the entire regular trading session due to a trading halt, trades reported during that portion of the day in which the stock traded will be used to calculate the VWAP. Orders matched in the MarketMatch VWAP Cross for stocks that do not trade during the regular trading session will be cancelled and returned unexecuted.

[5] The final VWAP value for the security is calculated based on a day-long calculation methodology that is standard to the industry, and information is widely disseminated shortly after the close of regular trading by a third-party commercial vendor, such as Reuters.

II. Rule 10a-1

Under Rule 10a-1, a short sale of a security registered on a national securities exchange and reported in the consolidated reporting system may not be effected at a price either (1) below the last reported price of a transaction reported in such system ("minus tick"); or (2) at the last reported price if such price is lower than the previously reported different price ("zero-minus tick"). This is commonly known as the "tick test." Because MarketMatch VWAP Cross trades are assigned the VWAP after the close of the regular trading session based on a day-long calculation methodology, it is possible that some short sales executed in the MarketMatch VWAP Cross may not be in compliance with the tick test because the matching price of a security may be on a minus tick or a zero-minus tick with respect to the last sale reported by the CTA.

III. Request for Relief under the Rule

Instinet Crossing was created to meet the particular needs of institutional investors. Instinet customers using Instinet Crossing services are institutions with substantial portfolios, such as mutual funds, insurance companies, pension funds, as well as registered broker-dealers. Customer orders entered into the Instinet Crossing network are not displayed to other clients and are matched confidentially by a computer in accordance with predetermined algorithms. In recognition of the passive pricing nature of Instinet Crossing, and the fact that short sales executed through the Instinet Crossing network do not involve the types of abuses that the Rule is designed to address, the Commission has granted relief from the Rule with respect to executions resulting from Instinet Crossing's end-of-day cross, which are priced at the closing price of the security on its primary exchange in the case of exchange-listed securities.[6]

Instinet believes that short sales effected in the MarketMatch VWAP Cross similarly will not raise concerns under the Rule. Indeed, the Commission has granted short sale relief with respect to other systems providing pre-opening VWAP crossing sessions on a number of previous occasions.[7] In granting these exemptions, the Commission apparently relied on the fact that short sales entered into these systems would not participate in the determination of the VWAP, all short sales in these systems would be appropriately marked, the execution price of trades effected in these systems would be determined after the close of the regular trading session, and that trades used by these systems to calculate the VWAP would themselves be subject to the Rule. The Commission agreed that these systems would not present any meaningful potential for the type of manipulation or destabilization that the Rule was designed to address.

To our knowledge, the terms of Instinet's MarketMatch VWAP Cross do not differ in any important respects from those of other systems that have been the subject of similar exemptive

[6] Instinet Corporation Crossing Network (File No. TP-92-327) (July 1, 1992).
[7] We note that the Commission has granted exemptions from the Rule in other similar situations. See Vie Institutional Services (February 12, 2003); Morgan Stanley & Co., Inc. (May 11, 2001); ITG Inc. (March 30, 2001); Jefferies & Company, Inc. (December 7, 2000); and Philadelphia Stock Exchange, Inc. (March 24, 1999).

relief. First, short sales entered into the MarketMatch VWAP Cross will not participate in the determination of the VWAP. Second, all short sales in the MarketMatch VWAP Cross will be appropriately marked. Third, the execution price of MarketMatch VWAP Cross trades will be determined after the close of the regular trading session. Finally, the trades used to calculate the VWAP would themselves be subject to the Rule. As a result, due to the passive nature of the MarketMatch VWAP Cross and the manner in which the VWAP will be determined, we believe that the types of abuses the short sale rule is intended to address (*i.e.* destabilizing and manipulative activity) will not be present with respect to the MarketMatch VWAP Cross. Accordingly, we respectfully request that the Commission grant the exemption from the Rule requested in this letter.

In connection with the request sought herein, Instinet represents as follows:

- Instinet will act only as agent when effecting customer short sale orders;
- Short sale orders in exchange-listed securities effected in the MarketMatch VWAP Cross will not be used in determining the VWAP;
- All short sale orders in the MarketMatch VWAP Cross will be appropriately marked;
- All short sale orders will be entered into and matched in the MarketMatch VWAP Cross during the pre-opening period;
- The execution price of MarketMatch VWAP Cross-matched trades will be determined after the close of the regular trading session;
- Trades used to calculate the VWAP will themselves be subject to Rule 10a-1;
- The MarketMatch VWAP Cross for exchange-listed securities will be limited to the securities that comprise the S&P 500 Index[8] and/or to "actively-traded securities" (i.e., those securities that have a U.S. average daily trading volume ("ADTV") value of at least $1 million (calculated by multiplying the shares traded in the U.S. times the security's closing price) and are issued by an issuer whose common equity securities have a public float of at least $150 million.[9] Where an exchange-listed security is neither a S&P 500 Index security nor an "actively-traded security," a short sale transaction in the MarketMatch VWAP Cross will be permitted only if it is conducted as part of a basket transaction of 20 or more securities in which the subject security does not comprise more than 5% of the value of the basket traded; and

[8] This index consists of the 500 most liquid large-cap U.S. stocks.
[9] For purposes of this request, the ADTV value would be calculated in reference to the date on which the proposed MarketMatch VWAP Cross is to take place. That is, the ADTV value will be calculated based on the two full calendar months immediately preceding the date of the proposed short sale or during any 60 consecutive calendar days ending within the 10 calendar days preceding the date of the proposed short sale.

- Instinet will maintain and provide to the Commission's Division of Market Regulation, upon request, separately retrievable written records pertaining to each exempt short sale transaction effected in the MarketMatch VWAP Cross, including the date, time, security, price and size of the transaction.

If you have any questions or require further information, please do not hesitate to call me at 202.898.8438. Thank you in advance for your attention to this request.

Sincerely yours,



Jon Kroeper